Exhibit 99.1

JOINT NEWS RELEASE

RIO ALTO AND SULLIDEN EXECUTE ARRANGEMENT AGREEMENT

June 13, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) and Sulliden Gold Corporation Ltd. (“Sulliden”) (TSX & BVL: SUE, OTCQX: SDDDF) are pleased to announce that they have signed a definitive arrangement agreement (the “Agreement”) relating to the previously announced business combination of Rio Alto and Sulliden (the “Transaction”).

The material terms of the Transaction are as previously disclosed in the joint press release of Rio Alto and Sulliden dated May 21, 2014. The Transaction remains subject to court and regulatory approval, as well as the approval of Rio Alto and Sulliden shareholders. The Special Meeting of Sulliden shareholders and the Special Meeting of Rio Alto shareholders to approve the Transaction are both scheduled to take place on July 30, 2014 (the “Meetings”) and the record date for receiving notice of and the right to vote at the Meetings is June 26, 2014.

The Transaction combines the respective businesses of Rio Alto and Sulliden to create a new, leading mid-tier gold producer with operations focused in the world-class gold mining district of Peru. Shareholders of both Rio Alto and Sulliden will benefit from the synergies that result from the combination of Rio Alto's currently producing, low cost La Arena gold oxide mine and adjoining sulphide copper-gold deposit with Sulliden's low cost, scalable Shahuindo gold development project located in northern Peru approximately 30 kilometers away from La Arena. The combined company will have near-term production potential of approximately 300,000 ounces of gold per year and the opportunity to materially expand production in the near-term while maintaining attractive and sustainably low cash costs.

The Transaction

Pursuant to the Transaction, Rio Alto will acquire all of the issued and outstanding Sulliden common shares that it does not already own by the issue of 0.525 of a Rio Alto common share for each Sulliden common share (the “Exchange Ratio”). In addition, as part of the Transaction, Sulliden shareholders will receive 0.10 of a common share in a newly incorporated company (“SpinCo”) for each Sulliden common share held. SpinCo will hold Sulliden's 100% interest in the East Sullivan Property in Val-d'Or, Quebec and will be capitalized with approximately C$25 million which at Rio Alto's option may be provided entirely in cash or C$15 million in cash and C$10 million in common shares of Rio Alto. Following completion of the Transaction, each outstanding warrant and stock option to purchase Sulliden common shares will be exercisable to purchase 0.525 of a Rio Alto common share and 0.10 of a SpinCo common share in lieu of each Sulliden share.

The Transaction will be carried out by way of court-approved plan of arrangement and will require the approval of at least 66⅔% of the votes cast in person or by proxy of the shareholders of Sulliden at the Special Meeting of Sulliden shareholders. The Transaction must also be approved by a simple majority of the votes cast at the Special Meeting of Sulliden

Shareholders in person or by proxy, after excluding votes cast in respect of Sulliden shares over which certain officers/directors of Sulliden, exercise control or direction in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions). The Transaction is also subject to obtaining approval by a majority of votes cast by the shareholders of Rio Alto at the Special Meeting of Rio Alto shareholders. In addition to shareholder approvals, the Transaction is also subject to the receipt of all necessary regulatory, court and other approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature.

The Agreement includes customary deal protection provisions including, among other things, reciprocal non-solicitation covenants, subject to “fiduciary out” provisions that entitle a party to consider and accept a superior proposal and a right in favour of the other party to match any superior proposal. The Agreement provides for a reciprocal C$15 million termination fee payable and a cost reimbursement fee of C$2 million payable by one party to the other in certain circumstances if the Transaction is not completed.

Rio Alto currently owns 8.6% of Sulliden's basic common shares outstanding and has agreed to vote those shares in favour of the Transaction. In addition, Rio Alto and Sulliden have each received from the other voting support agreements providing that the holders of 7.18% of Sulliden common shares and the holders of 3.9% of Rio Alto common shares will vote in favour of the Transaction.

Materials for the Meetings are expected to be mailed to the shareholders of Rio Alto and Sulliden in the first week of July. The closing of the Transaction is expected to occur as soon as reasonably practicable following the Meetings and the satisfaction of all other closing conditions.

A copy of the Agreement and the Meetings materials and related documents will be filed under the SEDAR profile of both Rio Alto and Sulliden at www.sedar.com.

Advisors

Rio Alto's financial advisor is GMP Securities L.P. and its legal counsel is Davis LLP.

The financial and legal advisors to Sulliden and its Board of Directors are Cormark Securities Inc. and Cassels Brock & Blackwell LLP, respectively. The financial and legal advisors to the Special Committee of the Board of Directors of Sulliden are National Bank Financial Inc. and Norton Rose Fulbright Canada LLP, respectively.

Qualified Persons

Mr. Enrique Garay, MSc. P. Geo (AIG Member), Vice President Geology of Rio Alto, is a Qualified Person as defined under National Instrument 43-101 (“NI 43-101”). All of the scientific and technical disclosure contained in this news release regarding the La Arena gold oxide mine and adjoining sulphide copper-gold deposit was reviewed and approved by Mr. Garay. For additional information regarding the La Arena gold mine, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see Rio Alto's Annual Information Form dated March 28, 2014 and Rio Alto's independent technical report entitled “La Arena Project, Peru” dated effective December 31, 2013, copies of which documents are available on SEDAR under Rio Alto's SEDAR profile at www.sedar.com.

Mr. Stéphane Amireault, MScA, P. Eng, Vice President, Exploration of Sulliden and Mr. Joseph Milbourne, Vice President, Technical Services of Sulliden are both qualified persons as defined by NI 43-101. All of the scientific and technical disclosure contained in this news release regarding the Shahuindo gold project was reviewed and approved by Messrs. Amireault and Milbourne. For additional information regarding the Shahuindo gold project, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see Sulliden's Annual Information Form dated July 25, 2013 and Sulliden's independent technical report entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru” dated effective September 26, 2012 (the “Sulliden Technical Report”), copies of which documents are available on SEDAR under Sulliden's SEDAR profile at www.sedar.com.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

About Rio Alto Mining Limited

Rio Alto Mining Limited is a Canadian based resource company focused on the development of the 21,000 ha La Arena gold / copper project located in north central Peru, the most prolific gold mining district in the country that is home to a number of world-class gold mines. La Arena contains total measured and indicated resources of 5.2 million ounces gold comprised of 1.3 million gold ounces in the oxide resource (100.2 million tonnes at 0.41 g/t gold) and 3.8 million gold ounces in the sulphide resource (561.7 million tonnes at 0.21 g/t gold) and 3.7 billion pounds copper (561.7 million tonnes at 0.3% copper). First gold production at La Arena occurred on May 6, 2011 and 214,742 ounces of gold were poured in 2013. Rio Alto is also in the business of acquiring, exploring, and developing gold resources and advanced stage exploration projects in Peru and Latin America. The Company has assembled a highly experienced team with a proven history of developing, financing, and operating mining projects in Latin America. With a focused strategy of mine production and development and an exploration strategy to discover additional mineral resources, Rio Alto is strongly positioned to generate significant value for its shareholders. To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

About Sulliden Gold Corporation Ltd.

Sulliden is a mineral exploration and development company focused on advancing its flagship Shahuindo project to production. Currently in its permitting phase, this low-cost heap leach gold and silver project is located in a prolific gold-producing district in northern Peru and has recently received its EIA (environmental permit) approval. A September 2012 Feasibility Study (based on $1,415 Gold and $27 Silver) on the foundation phase of the project estimates an initial CAPEX of $131.8 million that will support an annual mining rate of 3.65 million tonnes producing approximately 90,000 of gold equivalent ounces for 10.4 years at cash operating costs of $552/oz. This initial mine scenario features a pre-tax IRR of 52.2% and post-tax IRR of 37.8%. The technical study considers only approximately 40% of the defined measured and indicated gold oxide mineral resource. Additional mineral resource growth is anticipated from a number of highly prospective exploration targets on the property that remain largely unexplored. Sulliden is led by a proven management team with hands-on experience developing and operating mines in Latin America. To learn more about Sulliden, please visit: www.sulliden.com or Sulliden's SEDAR profile at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of United States and Canadian securities laws, respectively. The use of any of the words “expect”, “potential”, “target”,

“anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the anticipated benefits of the Transaction to Rio Alto, Sulliden and their respective shareholders, the timing and anticipated receipt of required regulatory, court, and shareholder approvals for the Transaction; the ability of Rio Alto, Sulliden and SpinCo to satisfy the other conditions to, and to complete, the Transaction; the anticipated timing of the mailing of the information circular regarding the Transaction, the closing of the Transaction, the development of the Shahuindo gold mine, the future gold production of Rio Alto and Sulliden, future cash costs of production, the gold resources and reserves of Rio Alto and Sulliden and the development of the La Arena sulphide copper gold project.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the Transaction, Rio Alto and Sulliden have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

With respect to the forward looking statements of Sulliden and/or Rio Alto, the future gold production of Rio Alto and Sulliden, future cash costs of production, the gold resources and reserves of Rio Alto and Sulliden, the development of the Shahuindo gold mine and/or the La Arena sulphide copper-gold project are subject to various key assumptions described in their Annual Information Forms and Technical Reports referred to herein.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the arrangement agreement; the failure to obtain the necessary shareholder, Court, regulatory and other third party approvals required in order to proceed with the transaction; the synergies expected from the Transaction not being realized; business integration risks; operational risks in development, exploration and production for precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations and risks inherent to operating in developing countries. In addition, the failure of a party to comply with the terms of the Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party's financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Rio Alto and Sulliden are included in reports on file with applicable securities regulatory authorities, including but not limited to, Rio Alto's Annual Information Form for the fiscal year ended December 31, 2013 which may be accessed on Rio Alto's SEDAR profile at www.sedar.com and Sulliden's Annual Information Form for the fiscal year ended April 30, 2013 which may be accessed on Sulliden's SEDAR profile at www.sedar.com.

Management has included the above summary of assumptions and risks related to forward looking information provided in this news release in order to provide shareholders with a more complete perspective on the proposed transaction and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from.

The forward-looking statements and information contained in this news release are made as of the date hereof and neither Rio Alto nor Sulliden undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

Cash Costs

“Cash costs” per ounce figures are non-GAAP measures. This data is furnished to provide additional information and is a non-IFRS measure. Cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS.

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the share or a solicitation of a proxy.

ON BEHALF OF THE BOARD OF RIO ALTO MINING LIMITED	ON BEHALF OF THE BOARD OF SULLIDEN GOLD CORPORATION LTD.
Alex Black President, CEO and Director FOR FURTHER INFORMATION, CONTACT: Alex Black, President & CEO Phone: +511 625 9900 Fax: 866.393.4493 Email: alexb@rioaltomining.com Web: www.rioaltomining.com	Peter Tagliamonte Chairman & CEO FOR FURTHER INFORMATION, CONTACT: Toronto, Canada 65 Queen Street West, Suite 800 Toronto, Ontario M2H 2M5 Phone: 416.861.5805 Email: info@sulliden.com
Alejandra Gomez, Investor Relations Phone: 604.628.1401 Fax: 866.393.4493 Email: alejandrag@rioaltomining.com	Lima, Peru Calle San Martin 845, oficina 201 Miraflores – Lima 18 Phone: 511.651.2500 Email: comunicaciones@sulliden.com.pe